# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BITDEER TECHNOLOGIES GROUP, CIK 0001899123
CUSIP: G11448100
Title of class of securities: Class A ordinary shares, par value $0.0000001 per share
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia Tower 1, #09-03/04, Singapore, Singapore (U0), 339509
Date of event which requires filing of this statement: 06/12/2026
Amends the filing with accession number 0001104659-24-068877
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 37,729,510; sole dispositive power 0; shared dispositive power 37,729,510; aggregate amount beneficially owned 37,729,510 (19.7% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 37,729,510 Class A ordinary shares, par value $0.0000001 per share ("Class A Shares") of Bitdeer Technologies Group held by Tether International, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon 191,152,162 Class A Shares outstanding on December 31, 2025, as reported in the Issuer's Annual Report of Form 20-F filed with the Securities and Exchange Commission on April 30, 2026.
- Tether Investments, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tether International, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 37,729,510; sole dispositive power 0; shared dispositive power 37,729,510; aggregate amount beneficially owned 37,729,510 (19.7% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 191,152,162 Class A Shares outstanding on December 31, 2025, as reported in the Issuer's Annual Report of Form 20-F filed with the Securities and Exchange Commission on April 30, 2026.
- Giancarlo Devasini: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: working capital (WC); sole voting power 0; shared voting power 37,729,510; sole dispositive power 0; shared dispositive power 37,729,510; aggregate amount beneficially owned 37,729,510 (19.7% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 37,729,510 Class A Shares held by Tether International, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 191,152,162 Class A Shares outstanding on December 31, 2025, as reported in the Issuer's Annual Report of Form 20-F filed with the Securities and Exchange Commission on April 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0000001 per share
Name of issuer: BITDEER TECHNOLOGIES GROUP
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia Tower 1, #09-03/04, Singapore, Singapore (U0), 339509
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings Limited, a British Virgin Islands business company, Tether International Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission on June 6, 2024, as amended by Amendment No. 1 filed on August 8, 2024, Amendment No. 2 filed on September 3, 2024, Amendment No. 3 filed on November 7, 2024, Amendment No. 4 filed on January 22, 2025, Amendment No. 5 filed on March 17, 2025, Amendment No. 6 filed on April 8, 2025, Amendment No. 7 filed on April 15, 2025, Amendment No. 8 filed on April 23, 2025, Amendment No. 9 filed on November 10, 2025, Amendment No. 10 filed on November 25, 2025, Amendment No. 11 filed on February 20, 2026 and Amendment No. 12 filed on June 16, 2026 (as amended, the "Schedule 13D") with respect to the Class A ordinary shares, par value $0.0000001 per share ("Class A Shares") of Bitdeer Technologies Group, an exempted company incorporated in the Cayman Islands (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V. and Tether Holdings Limited), an El Salvador entity, Tether Investments, S.A. de C.V. (f/k/a Tether Investments Limited), an El Salvador entity ("Tether Investments"), Tether International, S.A. de C.V., an El Salvador entity, and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No.13 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment No. 13 to Schedule 13D is being filed solely to correct an inadvertent understatement of the number of Class A Shares that Tether Investments transferred to Tether International, S.A. de C.V. as described in Item 4 of Amendment No. 12 to Schedule 13D filed by the Reporting Persons on June 16, 2026. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction: Effective on June 12, 2026, Tether Investments transferred 37,729,510 Class A Shares to Tether International, S.A. de C.V. (the "Transfer"). The Transfer resulted in no change in the aggregate number of Class A Shares beneficially owned by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 37,729,510 of the Issuer's Class A Shares, representing 19.7% of the outstanding Class A Shares. This percentage is calculated based upon 191,152,162 Class A Shares outstanding on December 31, 2025, as reported in the Issuer's Annual Report of Form 20-F filed with the Securities and Exchange Commission on April 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons (other than Tether Investments) has shared voting and dispositive power with respect to 37,729,510 of the Issuer's Class A Shares.
Transactions in the class effected during the past sixty days:
Schedule B sets forth the transactions in the Class A Shares (other than the Transfer) effected by the Reporting Persons in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Executive Officers and Directors
Schedule B - Transactions in Class A Shares
Exhibit 1 - Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (06/30/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (06/30/2026)
- Tether International, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (06/30/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (06/30/2026)